

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Mordechay David, President
Winecom, Inc.
c/o EastBiz.com, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re: Winecom, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 18, 2010**
> **File No. 333-167227**

Dear Mr. David:

We have reviewed the above-captioned filing and your response letter dated August 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"While your investment is held with our escrow agent it will not be afforded with the same protection…", page 9

1.   You added a risk factor, in response to prior comment 1, addressing the risks attendant to the escrow agent's standard of care. However, the risk factor does not explain the potential adverse impact to subscribers of such standard of care, nor does it clearly describe how the escrow agent's duties differ from the duties imposed on a fiduciary or trustee (including how such differences may translate into compromised subscriber protections). We further note that the first sentence of this risk factor appears to suggest that the escrow agent is a fiduciary, which statement is then negated by the immediately succeeding sentence. Additionally, you indicate that the escrow agent's duties are governed "in part by the Escrow Agreement," but fail to identify what other laws or

factors govern such duties. Please revise and enhance this risk factor to address the foregoing concerns.

Plan of Distribution, Terms of the Offering

Escrow Agreement and Escrow of Subscription Funds, page 25

2.   We note your expanded discussion of the escrow agent's standard of care in response to prior comment 1. We further note your statement that "the standard of reasonable conduct required of the escrow agent… is more lenient than the standard generally imposed… on persons acting in the capacity of trustee or fiduciary." Please concisely explain the differences among such standards. Also, provide us with a basis for your assertion that "the reasonable standard of care imposed on the escrow agent will [not] in any way compromise the interest of subscribers." Please enhance your disclosure to identify and discuss these differences, including attendant risks to subscribers as a result of the escrow agent being bound to a more lenient standard. Ensure that this statement is explained and supported, or revise as applicable.

3.   You discuss the escrow agent's responsibilities in the event a conflict of interest arises. Yet, you do not appear to have addressed clearly any conflicts of interest that may result from the responsibilities that the escrow agent has as the issuer's legal counsel, as requested by prior comment 1. You indicate that "an escrow agent bound to a fiduciary standard would not be permitted to concurrently [represent] a third party with a competing interest in the subscription funds." You later indicate that the escrow agent is similarly "prohibited from acting in conflict of interest by the rules of professional responsibility governing attorneys in British Columbia and New York." Based on the foregoing, it is not clear whether you consider the escrow agent's responsibilities as the issuer's legal counsel to pose a conflict of interest. Please advise or revise your disclosure accordingly. Additionally, if you do not believe that a potential conflict of interest warrants risk factor disclosure, please explain the basis of your conclusion in your response letter.

4.   In response to prior comment 2, you indicate that "escrowed funds will be held in a separate or pooled trust account maintained by the escrow agent" and describe the subscriber protections offered by such an account. However, the terms of the escrow agreement do not appear to require the escrow agent to deposit subscription funds into a trust account. Accordingly, it does not appear subscribers are assured the protections you describe. Please advise or revise your disclosure accordingly. In your supplemental response explain in detail the nature of any other assets with which the subscriptions might be pooled. Provide your analysis concerning whether comingling of the subscriptions with other assets potentially subjects the subscribers to risks such as attachment or assignment by creditors of owners of the commingled assets.

Termination of Escrow Agreement and Potential Causes of Termination, page 26

5.   Section 4.9 of the escrow agreement provides that in the event of termination, the escrow agent shall "promptly return all Subscription Funds not eligible for release to Winecom hereunder to the original subscribers." However, your disclosure on page 26 suggests that subscriber funds may nonetheless be retained, presumably as subscriptions in respect of an ongoing offering. Please reconcile the inconsistent disclosure or revise the escrow agreement to set out the conditions that must be met by a successor escrow agent and successor escrow agreement to allow subscriber funds to be retained after termination of the escrow agreement. We may have further comments on receipt of your response.

Exhibit 5.1

6.   The legality opinion you submitted is dated June 1, 2010, and it should be updated legality prior to the desired effective date.

Exhibit 10.1

7.   In your response letter, please identify the provisions of the escrow agreement that are the basis of the statement on the prospectus cover page that the determination of whether the offering minimum is achieved will be based on collected funds held in the escrow agreement at the offering termination date. The release schedule in Section 1.1(e) of the escrow agreement refers to amounts of shares sold (not cash funds collected) and that the definition of subscription funds in Section 1.1(d) lacks any reference to collected cash amounts held in the escrow account.

8.   Reference is made to Section 4.6. In your supplemental response please clarify whether subscription funds that are attached, garnished, levied or enjoined from delivery to the issuer will be excluded from the offering proceeds amount that is evaluated to determine whether the minimum offering proceeds have been received within the subscription period.

Amendment No. 2 to Form S-1 Registration Statement filed August 18, 2010

Exhibit 23.1

9.   We note the auditor's consent omits reference to the audited period from inception (July 1, 2008) through April 30, 2010. Please have the consent revised accordingly when filed with your next amendment.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding
comments on the financial statements and related matters. If you have any other questions
regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548.
If u require further assistance, please contact me (202) 551-3462. Thereafter, if you require
further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202)
551-3730.

                                                    Sincerely,

                                                    Mark P. Shuman
                                                    Branch Chief

cc: Via Facsimile: (604) 681-4760
        William L. MacDonald
        MacDonald Tuskey Corporate & Securities Lawyers